[LETTERHEAD OF PACIFIC ETHANOL, INC.]

August 1, 2007

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-7010
Attention: Errol Sanderson

Re:    Pacific Ethanol, Inc., Reg. No. 333-143617

Ladies and Gentlemen:

The Securities and Exchange Commission is hereby notified that Pacific Ethanol, Inc. (the “Company”) requests pursuant to Rule 461(a) of Regulation C that Registration Statement on Form S-3 be declared effective at 11:00 a.m. Eastern time on August 3, 2007, or as soon as practicable thereafter.

In connection with the above request, please be advised that the Company hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PACIFIC ETHANOL, INC. /s/ CHRISTOPHER W. WRIGHT Christopher W. Wright Vice President & General Counsel